UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

("Pearson" or the "Company")

Director Declaration

The Company hereby announces that Sherry Coutu, Non-Executive Director of Pearson, was appointed to the Board of Raspberry Pi Holdings plc as Non-Executive Director and Senior Independent Director with effect from 2 June 2024, which was admitted to the main market of the London Stock Exchange on 14 June 2024. Sherry is also Chair of Raspberry Pi Holdings plc's Remuneration Committee and a member of its Audit and Sustainability Committees.

Ms Coutu has been associated with Raspberry Pi for 12 years and was a Non-Executive Director prior to its initial public offering.

This notification is made in accordance with LR 9.6.14.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 15 July 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary